

Mail Stop 6010

February 28, 2008

Via Facsimile and U.S. Mail

Mr. Matthew Boyle
Chief Executive Officer
Tech/Ops Sevcon, Inc.
155 Northboro Road
Southborough, MA   01772

> **Re: Tech/Ops Sevcon, Inc.**
> **Form 10-K for the fiscal year ended September 30, 2007**
> **Filed December 27, 2007**
> **File No. 1-9789**

Dear Mr. Boyle:

      We have reviewed your filings and have the following comments. We have limited our review to only your financial statements and related disclosures and will make no further review of your documents. Where indicated, we think you should revise future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the fiscal year ended September 30, 2007

Item 7A – Quantitative and Qualitative Disclosures about Market Risk, page 13

Foreign Currency Risk, page 13

1.   Please refer to prior comment 3 from our letter dated January 31, 2005 and your response
        dated February 14, 2005. While we note that your subsequent Forms 10-Q include the
        requested disclosure regarding your foreign currency exchange rate market risk, we do
        not see where you have included the requested disclosure in your Form 10-K for the year
        ended September 30, 2007. Please revise future Forms 10-K to include quantitative
        information in accordance with one of the three disclosure alternatives outlined in Item
        305 of Regulation S-K.

2.   Please refer to prior comment 4 from our letter dated January 31, 2005 and your response
        dated February 14, 2005. While we note that you have made the requested revisions in
        your Forms 10-Q, it does not appear that you have made the requested revision in the
        Form 10-K. We note that you continue to reference Note (1) J. of the financial
        statements. Consistent with our prior comment, please note the guidance in General
        Instruction No. 6 to paragraphs 305(a) and 305(b) of Regulation S-K which clearly states
        that you should present all the information called for by the item outside of the financial
        statements. Please confirm that you will comply with that guidance in all of your future
        filings.

Note (8) Segment Information, page 28

3.   Please refer to prior comment 13 from our letter dated January 31, 2005 and your
        response dated February 14, 2005. While we note that you have provided the disclosures
        required by paragraph 37 of SFAS 131 in your subsequent Forms 10-Q, it does not
        appear that you have provided these disclosures in this Form 10-K. As such, please
        revise future filings to report revenues for each product or each group of similar products.
        See paragraph 37 of SFAS 131.

*   *   *   *

        As appropriate, please respond to these comments within 10 business days or tell us
when you will provide us with a response. Please furnish a cover letter with your response that
keys your responses to our comments and provides any requested information. Detailed cover
letters greatly facilitate our review. Please understand that we may have additional comments
after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities and Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- The company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact David Burton, Staff Accountant, at (202) 551-3626 or me at (202) 551-3643 if you have questions regarding these comments. In this regard, do not hesitate to contact Martin James, Senior Assistant Chief Accountant, at (202) 551-3671.

Sincerely,

Kevin L. Vaughn
Branch Chief